Correspondence

   AUSTRALIAN OIL & GAS CORPORATION


   Level 25                                            Tel:   (+61 3) 9629 6100
   500 Collins Street                                  Fax:   (+61 3) 9629 6278
   Melbourne Victoria 3000 Australia                   Email: admin@ausoil.com


Our ref:  16386


2 July 2007



Mr Ryan Milne
United States Securities and Exchange Commission
100 F Street NE
Washington  DC 20548-7010
USA



Dear Mr Milne

As you discussed with Edward B. Whittemore of Murtha Cullina LLP of Hartford, CT (our U.S. counsel) last Friday, Australian Oil & Gas Corporation hereby advises that, in response to the June 25, 2007 comment letter of the SEC's Division of Corporation Finance, it intends to submit a written reply letter and Form 10-KSB amendment on or before Tuesday, July 31, 2007.

Would you please confirm to me or to our U.S. legal counsel that this deadline is acceptable to the staff of the SEC's Division of Corporation Finance.

Regards,



/s/ E.G. Albers
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